PAUL, HASTINGS, JANOFSKY & Walker LLP
695 Town Center Drive, 17th Floor, Costa Mesa, CA 92626-1924 telephone 714-668-6200 / facsimile 714-979-1921 / internet www.paulhastings.com

[PAUL HASTINGS LOGO]

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(714) 668-6237
petertennyson@paulhastings.com

September 13, 2005

VIA UPS (WITH ENCLOSURES)
VIA EDGAR (WITHOUT ENCLOSURES)

Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

RE:      SELECTICA, INC.
         SOLICITING MATERIALS FILED PURSUANT TO RULE 14A-12
         FILED JULY 8 AND 11, 2005, BY BRYANT R. RILEY

         PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
         FILED SEPTEMBER 8, 2005 BY B. RILEY & CO., INC.
         FILE NO.: 000-29637

Dear Mr. Duchovny:

We have received your comments in your September 9, 2005 letter in reference to the above filings related to the upcoming annual meeting of Selectica, Inc. (the "Company") and have discussed them with our client, B. Riley & Co, Inc. and its affiliate B. Riley & Co. Holdings, LLC (collectively, "Riley"). Given the time constraints under which Riley is operating, we are very appreciative of your quick response to the filed preliminary proxy statements. Enclosed as supplemental information with a "hard copy" of this letter as Tab A, you will find Riley's proxy statement with our proposed changes in response to your comments (the "Proxy Statement") and proxy and a version marked to show all changes from Riley's last filed preliminary proxy statement and proxy.

For ease of reference, we have included your numbered comments, together with the proposed responses.

[PAUL HASTINGS LOGO]

Daniel Duchovny, Esq.
U.S. Securities and Exchange Commission
September 13, 2003
Page 2

Preliminary Proxy Statement
General

1. WE NOTE THAT MR. RILEY IS A PARTICIPANT IN THIS PROXY SOLICITATION. AS A RESULT, PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE DISCLOSURE REQUIRED BY ITEMS 4(A) AND 5(A) OF SCHEDULE 14A. ALSO, IT APPEARS THAT MR. KELLEHER IS ALSO A PARTICIPANT. PLEASE PROVIDE US WITH YOUR ANALYSIS SUPPORTING MR. KELLEHER NOT BEING A PARTICIPANT OR PROVIDE THE DISCLOSURE REQUIRED BY ITEMS 4(A) AND 5(A) OF SCHEDULE 14A.

                  We have revised the "Participant" section of the proxy statement and Exhibit A thereto to disclose that Mr. Kelleher is a participant in the solicitation. In addition, we have disclosed per your comment in the "Participant" section of the proxy statement that neither Mr. Riley nor Mr. Kelleher has a substantial interest in the matters being voted on, other than as disclosed in the Proxy Statement. We refer you to Bryant Riley's beneficial stock ownership of Selectica, which is disclosed under Exhibit A.

Our Proposals, page 2

2. REFER TO PROPOSAL 1. YOU STATE THAT CURRENTLY, A SPECIAL MEETING MAY BE CALLED BY THE BOARD "PRESUMABLY BY A MAJORITY VOTE." REVISE TO CLARIFY WHETHER A MAJORITY VOTE OF THE BOARD IS REQUIRED TO CALL A SPECIAL MEETING OR IF A MEETING MAY BE CALLED BY LESS THAN THE ENTIRE BOARD. IF THE REQUIRED VOTE IS UNCLEAR, REVISE TO STATE WHY. PROVIDE US A COPY OF ANY RELEVANT STATE LAW, BYLAW OR CHARTER PROVISIONS.

                  We have revised the relevant language of the first full paragraph under "Proposal 1: Bylaws" to reflect that a majority of the "full board" is required to call a special meeting. In addition, we have enclosed as supplemental information under Tab B a copy of the Company's most recently publicly available bylaws, which were filed on June 30, 2003 as exhibit 3.3 to an Annual Report on Form 10-K, with the cited reference contained in Section 2.2 of the bylaws tabbed for your reference.

3. REFER TO THE DISCUSSION UNDER PROPOSAL 3 RELATING TO THE REQUIREMENT THAT AN AMENDMENT OF SELECTICA'S CERTIFICATE OF INCORPORATION MUST BE APPROVED BY THE SECURITY HOLDERS AND THE BOARD OF DIRECTORS. IF APPROVAL BY THE BOARD OF DIRECTORS IS ASSURED DESPITE THE APPROVAL OF SECURITY HOLDERS AT THE ANNUAL MEETING, PLEASE STATE SO.

                  We supplementally advise you that neither Riley nor we have any information about whether Selectica's board of directors plans to or would approve the proposed amendment to Selectica's certificate of incorporation if

[PAUL HASTINGS LOGO]

Daniel Duchovny, Esq.
U.S. Securities and Exchange Commission
September 13, 2003
Page 3

such an amendment were to be approved by the requisite shareholder vote. We have included a sentence in the discussion under proposal 3, to the effect that even if the shareholders approve proposal 2, there can be no assurance that Selectica's board of directors will approve the recommended amendment to Selectica's certificate of incorporation.

4. WE NOTE IN YOU DISCLOSURE ELSEWHERE AND ON YOUR PROXY CARD THAT PROPOSAL 2 IS ARRANGED AS A RECOMMENDATION TO SELECTICA'S BOARD OF DIRECTORS. PLEASE STATE THAT PROMINENTLY IN THE LANGUAGE DESCRIBING THE PROPOSAL.

                  We have conformed the language of Proposal 2 and language describing Proposal 2 so that it is uniformly arranged as a recommendation to Selectica's board of directors. We have also noted, in the description of Proposal 2, that adoption of Proposal 2 by a majority of the outstanding shares will not constitute the required shareholder approval of the proposed amendment to the Company's certificate of incorporation.

Other Matters, page 3

5. WE NOTE THE BRACKETED LANGUAGE UNDER THE CAPTION "YOU MAY CHANGE YOUR MIND AFTER YOU HAVE RETURNED YOUR PROXY." PLEASE REMOVE THE BRACKETS AND UPDATE THE DISCLOSURE AS NECESSARY.

                  We have updated the bracketed disclosure.

Where you can find more information, page 6

6. REVISE YOUR DISCLOSURE TO REFERENCE THE NEW ADDRESS OF THE SEC AT STATION PLACE, 100 F STREET, N.E., WASHINGTON, D.C. 20549.

                  We have referenced the SEC's new address appropriately.

Exhibit A

7. WE NOTE IN EXHIBIT B THAT EACH OF B. RILEY & CO., INC. AND B. RILEY & CO. HOLDINGS, LLC ACQUIRED 100 SHARES OF SELECTICA COMMON STOCK. IT APPEARS THAT EACH OF THESE ENTITIES BENEFICIALLY OWNS 100 SHARES. REVISE THE TABLE ACCORDINGLY. WE ALSO NOTE THAT B. RILEY & CO., INC. CURRENTLY HOLDS THE SECURITIES OF RECORD WHILE B. RILEY & CO. HOLDINGS, LLC IS ONLY THE BENEFICIAL OWNER OF ITS 100 SHARES. PLEASE DISCLOSE THE RECORD HOLDER OF THE SHARES BENEFICIALLY OWNED BY B. RILEY & CO. HOLDINGS, LLC. ALSO, GIVEN THAT MR. RILEY HAS VOTING AND DISPOSITIVE POWER OVER ALL OF THE THESE SHARES, PLEASE INCLUDE A LINE-ITEM FOR MR. RILEY'S BENEFICIAL OWNERSHIP. REFER TO ITEM 403 OF REGULATION S-K FOR ADDITIONAL GUIDANCE.

[PAUL HASTINGS LOGO]

Daniel Duchovny, Esq.
U.S. Securities and Exchange Commission
September 13, 2003
Page 4

                  We have revised Exhibit A accordingly.

Exhibit B

8. WE NOTE THE BRACKETED LANGUAGE REGARDING TRANSACTIONS EFFECTED FOR THE ACCOUNTS OF B. RILEY & CO. CLIENTS. WE ALSO NOTE THAT THE EXHIBIT REFERENCED IN THIS LANGUAGE DOES NOT APPEAR TO HAVE BEEN FILED. PLEASE EXPLAIN OR REMOVE THE BRACKETED LANGUAGE AS NECESSARY.

                  We have deleted the bracketed language. Supplementally, we advise you that it is our opinion that the solicitation is not subject to Rule 14a-12(c) and that as a result, the exhibit referenced in the bracketed language is not necessary. Furthermore, it is our view that a list of Riley's trades on behalf of its third-party clients over the last two years, which is voluminous, would not help to inform the investors' vote with respect to the matters discussed in the Proxy Statement, since such trades reflect the interests and decisions of third parties and not those of Riley. Riley has reviewed its records and determined that few, if any, of its Selectica trades on behalf of third parties involved discretion on Riley's part.

Form of Proxy

9. ALTHOUGH THE PROXY STATEMENT COVER SHEET MAY HAVE A CHECK IN THE BOX NEXT TO "PRELIMINARY PROXY STATEMENT," THE CHECKED BOX IS NOT SUFFICIENT TO COMPLY WITH RULE 14A-6(E)(1) OF REGULATION 14A. PLEASE REVISE THE FORM OF PROXY AND PROXY STATEMENT TO CLEARLY IDENTIFY AND LABEL EACH AS BEING PRELIMINARY.

                  We acknowledge your comment; Riley had inserted the label "Preliminary Copy" in the upper right-hand corner of both the Proxy Statement and the form of proxy, but this does not appear on the filed copy. We will assure that this legend appears on additional filings as needed.

10. WE NOTE THAT YOU HAVE NAMED THE COMPANY'S NOMINEES ON YOUR CARD, BUT YOU WILL WITHHOLD VOTES IF NO INSTRUCTIONS ARE INDICATED BY PERSONS EXECUTING YOUR PROXY. AS YOU DO NOT INDICATE THAT YOU WILL VOTE IN FAVOR OF THE COMPANY'S NOMINEES IF NO INSTRUCTIONS ARE GIVEN, AND AS YOU EXPRESS NO OPINION REGARDING THEIR NOMINEES, IT APPEARS THIS MAY BE A SOLICITATION IN OPPOSITION. REVISE THE PROXY AND CARD ACCORDINGLY OR PROVIDE US YOUR ANALYSIS IN THIS REGARD.

                  We do not believe that failing to take a position on the election of board nominees constitutes a solicitation in opposition of such board nominees. The election of directors, unlike other elections that require a

[PAUL HASTINGS LOGO]

Daniel Duchovny, Esq.
U.S. Securities and Exchange Commission
September 13, 2003
Page 5

majority of a specified number of shares, such as votes cast or shares outstanding, is determined by a plurality of the votes cast. Hence, shares that are voted neither "for" nor "withheld" with respect to the nominees, much like broker non-votes in a director election, do not affect the outcome. For this reason, we do not believe that Riley's failure to recommend a vote "for" the nominees or to vote in favor of the nominees if no instructions are given, represents a solicitation in opposition. Shares that are "withheld" with respect to nominees sends a different message to the Company and to the nominees than the mere lack of a vote on the matter. In accordance with your comment no. 11, we have revised the Proxy Statement and the form of proxy to more clearly display the director election as the fourth proposal and to clearly state that Riley will neither vote "for" nor "withhold" votes from nominees with respect to that proposal.

                  In addition, while we realize that the Securities and Exchange Commission does not "approve" filings, but rather reviews them in order to help the filing parties better comply with the rules, we note that there is precedent in prior definitive contested proxy statements for a party not taking a position with respect to particular issues being voted upon in the contest. This was the case, for instance, in a definitive proxy statement filed on March 23, 2001 by Cornerstone Total Return Fund in connection with the annual meeting of Excelsior Income Shares, Inc. and in a definitive proxy statement filed on the same date by International Specialty Products, Inc. in connection with the annual meeting of Hercules, Inc.

11. REVISE THE CARD TO INDICATE YOUR RECOMMENDATION WITH RESPECT TO THE BOARD VOTE, AND TO CLARIFY THAT THE BOARD VOTE IS A SEPARATE MATTER TO BE VOTED UPON. CURRENTLY YOU LIST PROPOSALS 1, 2 AND 3 AND THE BOARD VOTE IS NOT PROVIDED SIMILAR PROMINENCE. IT APPEARS THAT A SECURITY HOLDER COULD EASILY FAIL TO VOTE ON THIS MATTER BECAUSE IT IS NOT NUMBERED.

                   We have revised the proxy card to indicate that Riley is not making a recommendation with respect to the board vote, and to clarify that the board vote is a separate matter to be voted upon.

[PAUL HASTINGS LOGO]

Daniel Duchovny, Esq.
U.S. Securities and Exchange Commission
September 13, 2003
Page 6

We hope that this letter is responsive to your comments. Pursuant to your request under the "Closing Information" section of your September 9, 2005 letter, we have enclosed as Tab C is a form of the letter containing the requested acknowledgements of the filing persons that will be delivered with the definitive proxy statement. We look forward to working with you and the staff of the Securities and Exchange Commission to resolve any open issues as swiftly as possible. If you have any questions or require further information, please call me at (714) 668-6237 or call Lance McKinlay at (714) 668-6263.

Thank you.

Very truly yours,

/s/ Peter J. Tennyson

Peter J. Tennyson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures